

March 10, 2021

William R. McCamey
Chief Financial Officer
Atlanticus Holdings Corporation
Five Concourse Parkway,
Suite 300
Atlanta, Georgia 30328

      Re: Atlanticus Holdings Corporation
          Form 10-Q for the Quarterly Period ended September 30, 2020
          Filed on November 13, 2020
          File No. 000-53717

Dear Mr. McCamey:

     We have reviewed your January 15, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2020 letter.

Form 10-Q for the Quarterly Period ended September 30, 2020

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Definitions of Financial Operating and Statistical Measures, page 39

1.   We note from your response to comment 1 and your disclosure on page 30 that you elected the fair value option to account for certain loans receivable associated with your point-of-sale and direct-to-consumer platform that are acquired on or after January 1, 2020. We also note you make material adjustments to eliminate the impact of fair value option accounting in your calculation of total yield and managed receivables which are used in your calculation of the total yield ratio, combined gross charge-off ratio, percent of loans 30 or more days past due, percent of loans 60 or more days past due, and percent

of loans 90 or more days past due. Therefore, we consider these to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP or Commission Rules. Please revise future filings to comply with all of the requirements of Item 10(e) of Regulation S-K, including clearly labeling the total yield, managed receivables, total yield ratio, combined gross charge-off ratio, percent of loans 30 or more days past due, percent of loans 60 or more days past due, and percent of loans 90 or more days past due as a non-GAAP measures, reconciling each of the components of these non-GAAP measures to the most directly comparable GAAP measure, and disclosing how you use these non-GAAP measures internally, and why such information is useful. Please provide us with your proposed revised disclosures in your response based on the most recent period presented.

2. We note your disclosure of the percent of loans 30 or more days past due, percent of loans 60 or more days past due, and percent of loans 90 or more days past due. In light of the fact that these percentages are based on loans accounted for at amortized cost, as well as loans for which you have elected the fair value option, please revise future filings to show the components of this ratio, separately breaking out the numerator of each ratio between loans at amortized cost, and loans for which the fair value option was elected.

3. Please revise future filings to change the name of the "combined gross charge-off ratio" to combined net charge-off ratio to more accurately describe its content.

4. Please revise future filings to indicate that the total yield ratio and combined net charge-off ratio are presented on an annualized basis, as applicable.

 You may contact Becky Chow, Staff Accountant, at (202) 551-6524, or William Schroeder, Staff Accountant, at (202) 551-3294 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance